## Contact

www.linkedin.com/in/itsericfung (LinkedIn)

## Top Skills

Entrepreneurship
E-commerce
Sales Management

## Languages

English (Native or Bilingual)
Chinese - Cantonese (Native or Bilingual)

## Certifications

Entrepreneurship in Technology

# Eric F.

Pre-seed Investor | Board Member | Ex-founder
San Francisco Bay Area

## Summary

I've spent the majority of my career building startups and sales teams in Silicon Valley (Y Combinator startups and Fortune 100 tech companies). I now focus on investing capital across all industries, advising new founders, and owning/operating several small businesses.  Note to founders pitching me:

Although I invest in the earliest stages of tech startups (pre-seed), I look for founders with relevant experience and/or valuable insight into the problem they're trying to solve. It's hard to convince me that you're solving a problem with no firsthand experience.

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## Experience

### Angel Investor
Angel Investor
January 2018 - Present (4 years 5 months)
San Francisco Bay Area

Investing in startups with a focus on pre-seed and seed. I help startups reach their goals through funding and mentorship. Some of my investments include:

- Snippyly (YC)
- AeonCharge (YC)
- Everydae
- Personabo
- Gamestacy (Google Games Accelerator)
- Kodezi
- Amal Invest (YC)
- Rivia
- and other amazing startups!

### Gamestacy
Investor | Board Member
January 2021 - Present (1 year 5 months)

Joining Google's Games Accelerator, the Gamestacy platform is building the next gaming metaverse.

Kodezi
Investor | Board Member
2021 - Present (1 year)

Utilizing AI to instantly improve the way we write code, Kodezi is Grammarly for programmers.

Basilica
Co-Founder
2019 - 2021 (2 years)
San Francisco Bay Area

YC W19 - API that embeds high-dimensional data like images and text.

RethinkDB
Director of Sales
2015 - 2016 (1 year)
San Francisco Bay Area

YC S09 - NoSQL database for the real-time web.

Oracle
Sales Consultant
2014 - 2015 (1 year)
San Francisco Bay Area

Consulting services across national accounts.

Dell EMC
Territory Account Manager
2013 - 2014 (1 year)

ERPLY Retail Platform
Sales & Business Development Manager
2010 - 2013 (3 years)
New York, New York, United States

500 Startups - Cloud-based POS & ERP system across all industries.

NCC Media
Sales Associate
2010 - 2010 (less than a year)
New York, New York, United States

TV advertising sales

Behrman Communications
Public Relations Intern
2008 - 2010 (2 years)
New York, New York, United States

PR firm specializing in fashion and beauty.

## Education

Penn State University
BA, Advertising and Public Relations · (2006 - 2010)